Exhibit 99.7

DRAFT FORM

THOMSON REUTERS PLC SPECIAL VOTING SHARE TRUST DEED

THIS DEED OF TRUST made as of the    day of April, 2008

B E T W E E N:

THOMSON REUTERS CORPORATION,
a corporation incorporated under the laws of the Province of Ontario

(the “Settlor”)

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company incorporated under the laws of Canada

(the “Trustee”)

RECITALS

A.                                   The Settlor wishes to establish a trust to be known as the “Thomson Reuters PLC Special Voting Share Trust” and has paid to the Trustee the sum of £500,000 (five hundred thousand pounds) (the “Settlement Amount”) on the trusts hereinafter set out.

B.                                     It is contemplated that the Trustee shall pay the Settlement Amount to Thomson Reuters PLC (as defined below) in subscription for one special voting share of £500,000 (five hundred thousand pounds) in the capital of Thomson Reuters PLC (the “Special Voting Share”) and that the Special Voting Share shall be held on the trusts hereinafter set out.

C.                                     The Thomson Reuters PLC Articles (as defined below) provide that the holder of the Special Voting Share shall be entitled to receive notice of and to attend or be represented by proxy at all meetings of the shareholders of Thomson Reuters PLC and at any such meeting to vote, together with (except at meetings of the holder of the Special Voting Share required by Applicable Laws to be held as a separate class meeting) the holders of the Ordinary Shares, on all matters submitted to a vote. The Thomson Reuters PLC Articles provide further that, on each such matter, the holder of the Special Voting Share shall be entitled to exercise the following voting rights:

(a)                                  in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the rights:

(i)                                     to cast such number of votes in favour of such resolution as were cast in favour of the Equivalent Resolution by holders of TR Corporation Common Shares at the Parallel Shareholder Meeting;

(ii)                                  to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of TR Corporation Common Shares at the Parallel Shareholder Meeting;

(iii)                               to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of TR Corporation Common Shares at the Parallel Shareholder Meeting; and

(iv)                              to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of TR Corporation Common Shares at the Parallel Shareholder Meeting;

in each case divided by the Equalization Ratio in effect at the time such rights are exercised and rounded up to the nearest whole number, and provided that, for greater certainty, if the holder of the Special Voting Share exercises its voting rights  in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

(b)                                 in relation to a resolution of Thomson Reuters PLC to approve a Class Rights Action:

(i)                                     if the Equivalent Resolution was approved by the requisite number (as determined in accordance with the TR Corporation Articles, the TR Corporation By-Laws and Applicable Laws) of the holders of TR Corporation Common Shares at the Parallel Shareholder Meeting, no right to cast any vote; and

(ii)                                  if the Equivalent Resolution was not approved by the requisite number (as determined in accordance with the TR Corporation Articles, the TR Corporation By-Laws and Applicable Laws) of the holders of TR Corporation Common Shares at the Parallel Shareholder Meeting, the right to cast such number of votes against such resolution as would be sufficient to defeat it;

(c)                                  in relation to any Procedural Resolution, no right to cast any vote; and

(d)                                 in relation to any resolution pertaining to any matter on which the holder of the Special Voting Share is required by Applicable Laws to vote separately as a class, the right to cast one vote.

D.                                    The Thomson Reuters PLC Articles provide that, for the purposes of determining the number of votes the holder of the Special Voting Share is entitled to cast pursuant to subparagraphs (a) to (d) of the foregoing Recital, in the event that the holder of the TR Corporation Reuters Founders Share has exercised its voting rights pursuant to Section 1.6.6(b) of the TR Corporation Articles in relation to an Equivalent Resolution, each vote cast in favour of or against that Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the Parallel Shareholder Meeting by a TR Corporation Acquiring Person shall be divided by one hundred.

E.                                      The Thomson Reuters PLC Articles provide that at all times when the holder of the TR Corporation Reuters Founders Share is entitled to exercise voting rights pursuant to Section 1.6.7(d) of the TR Corporation Articles, the holder of the Special Voting Share shall be entitled, in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, to exercise the right to cast such number of votes in favour of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favour and against the Equivalent Resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the TR Corporation Reuters Founders Share at the Parallel Shareholder Meeting; and that, for avoidance of doubt, such rights of the holder of the Special Voting Share are in addition to, and shall be deemed to be exercised by the holder of the Special Voting Share upon the exercise of, its other rights pursuant to the foregoing Recital.

F.                                       The Trustee shall enter into the Special Voting Share Agreement (as defined below) pursuant to which it will agree to exercise the voting rights attached to the Special Voting Share under the Thomson Reuters PLC Articles on all matters submitted to a vote at meetings of shareholders of Thomson Reuters PLC and that it will exercise no discretion as to whether, or how, to exercise the voting rights attached to the Special Voting Share.

G.                                       Recitals A, B, C, D, and E are made as representations and statements of fact by the Settlor and not by the Trustee.

NOW THEREFORE THIS DEED OF TRUST WITNESSETH that in consideration of the mutual covenants herein contained, the Settlor and the Trustee agree that the Settlement Amount, the Special Voting Share, together with any other property that may at any time be held by the Trustee in lieu thereof (all of which is herein referred to as the “Trust Fund”) shall be held by the Trustee upon the following trusts:

ARTICLE 1.
INTERPRETATION

1.1          Definitions

In this Deed (including the Recitals) the following expressions shall, unless precluded by the context, have the following meanings respectively, namely:

(a)                                  “Admission” has the meaning attributed thereto in section 2.4;

(b)                                 “Beneficiaries” means the holders from time to time of issued and outstanding TR Corporation Common Shares;

(c)                                  “business day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York or London;

(d)                                 “Code” means the United States Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder;

(e)                                  “Deal”, in relation to the Trust Fund or an interest in the Trust Fund or the rights attaching to the Trust Fund, means to transfer, assign (by operation of law or otherwise), convey, create an Encumbrance over or otherwise deal (or agree to do any of those things) with such Trust Fund or interest or rights in any way whatsoever and the word “Dealing” and similar words have corresponding meanings;

(f)                                    “default” has the meaning attributed thereto in section 6.9(d);

(g)                                 “Encumbrance” means an interest or power:

(i)                                     reserved in or over any interest in any asset (including shares) including any retention of title; or

(ii)                                created or otherwise arising in or over any interest in any asset (including shares) under a bill of sale, mortgage, charge, lien, pledge, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created;

(h)                                 “Equalization and Governance Agreement” means the Equalization and Governance Agreement dated as of  April   , 2008 between Thomson Reuters Corporation and Thomson Reuters PLC, as the same may be amended or modified from time to time in accordance with its terms;

(i)                                     “holder”, with respect to any shares in the capital of Thomson Reuters PLC or Thomson Reuters Corporation, means the registered holder of such shares;

(j)                                     “Investment Company Act” means the United States Investment Company Act of 1940 and the rules and regulations promulgated thereunder;

(k)                                  “reasonable administration expenses” has the meaning attributed thereto in section 5.1(a);

(l)                                     “Settlement Amount” has the meaning attributed thereto in Recital A;

(m)                               “Settlor” means Thomson Reuters Corporation, as referred to above;

(n)                                 “Special Voting Share” has the meaning attributed thereto in Recital B;

(o)                                 “Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April   , 2008, between Thomson Reuters Corporation, Thomson Reuters PLC and the Trustee, a copy of which is attached as Schedule “A” hereto, as the same may be amended or modified from time to time in accordance with its terms;

(p)                                 “Termination Date” means the earlier of:

(i)                                     the day on which shall expire the period of twenty years from the death of the last survivor of the descendants living at the date of this Deed of Her Majesty Queen Elizabeth II; and

(ii)                                  the day on which the Equalization and Governance Agreement is terminated in accordance with its terms;

(q)                                 “Thomson Reuters Corporation” means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(r)                                    “Thomson Reuters PLC” means Thomson Reuters PLC, a public limited company incorporated in England and Wales;

(s)                                  “Thomson Reuters PLC Articles” means the articles of association of Thomson Reuters PLC, as they may be amended or supplemented from time to time;

(t)                                    “Trust” means the trusts set out in this Deed;

(u)                                 “Trustee” means Computershare Trust Company of Canada while it shall be trustee hereof and such other person as shall from time to time be trustee hereof; and

(v)                                 “Trust Fund” has the meaning attributed thereto in the statement of consideration hereto.

Expressions used but not otherwise defined in this Deed have the respective meanings attributed thereto in the Thomson Reuters PLC Articles.

1.2          Interpretation Not Affected by Headings, etc.

The division of this Deed into Articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Deed.

1.3          Invalidity of Provisions

Each of the provisions contained in this Deed is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.4          Governing Law

This Deed shall be governed by and construed in accordance with the laws of Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2.
CREATION OF THE TRUST

2.1          Declaration of Trust

The Trustee acknowledges receipt of the Settlement Amount from the Settlor and agrees to hold the Settlement Amount and any other property forming the Trust Fund (including but not limited to the Special Voting Share) from time to time upon the trusts and subject to the powers and provisions contained in this Deed for the exclusive benefit of the Beneficiaries.

2.2          Irrevocable Trust

The Trust is intended and is hereby declared to be irrevocable.

2.3          Name of The Trust

The Trust created by this Deed shall be known as the “Thomson Reuters PLC Special Voting Share Trust”.

2.4          Subscription for the Special Voting Share

Forthwith following the settlement of the Trust, the Trustee shall enter into the Special Voting Share Agreement and, after the date of admission of the ordinary share capital of Thomson Reuters PLC to listing on the Official List of the United Kingdom Listing Authority (“Admission”) but not later than the record date for the first general meeting of the ordinary shareholders of Thomson Reuters PLC following Admission, the Trustee shall pay the Settlement Amount to Thomson Reuters PLC in subscription for the Special Voting Share.

2.5          Beneficial Interests

The Trust shall consist of a single class of beneficial interests each of which (upon execution of the Special Voting Share Agreement) shall correspond to an issued and outstanding TR Corporation Common Share. Each of the beneficial interests represents an identical, undivided interest in the Trust Fund held by the Trustee upon trust for the benefit of the Beneficiaries.

2.6          Amendment

(a)                                  This Deed may be amended from time to time in writing by Thomson Reuters Corporation and the Trustee without the consent of any of the Beneficiaries:

(i)                                     if such amendment does not materially and adversely affect the rights of any Beneficiary under this Deed;

(ii)                                  to cure any ambiguity or to correct or supplement any provision in this Deed which may be defective or inconsistent with any other provision in this Deed or the Thomson Reuters PLC Articles;

(iii)                               to add to the covenants, restrictions or obligations for the benefit of the Beneficiaries;

(iv)                              to comply with requirements of the law governing this Deed;

(v)                                 to comply with any requirements imposed by the Code or to qualify the Trust as a “grantor trust” under Subpart E, Part I of Subchapter J of the Code;

(vi)                              to amend or waive the terms of section 6.2 in any manner which shall not adversely affect the Beneficiaries in any material respect; or

(vii)                           to evidence and provide for the acceptance of appointment under this Deed by a successor trustee.

(b)                                 This Deed may otherwise be amended in writing by Thomson Reuters Corporation and the Trustee with the consent of the Beneficiaries. A consent by the Beneficiaries under this section 2.6(b) shall be deemed to have been given if the amendment is approved by a majority of the votes cast by holders of Thomson Reuters Corporation Common Shares present in person or represented by proxy and entitled to vote at a meeting of shareholders of Thomson Reuters Corporation called to consider such amendment.

(c)                                  Notwithstanding anything in this section 2.6, no amendment to this Deed shall be made or effective if it would:

(i)                                     cause the Trust not to be classified for U.S. federal, state and local income tax purposes either as an agency or as an “investment trust” under the Code and Treasury Regulation 301.7701-4 (c) and, without limitation, as a grantor trust under Subpart E, Part 1 of Subchapter J of the Code pursuant to which the Beneficiaries would be considered to own the Trust Fund for U.S. federal, state and local income tax purposes, and not as a trust or association taxable as a corporation or as a partnership;

(ii)                                  make the Trust revocable; or

(iii)                               detract from or adversely affect the Trustee’s obligation or ability to perform its obligations under the Special Voting Share Agreement.

ARTICLE 3.
NO DISTRIBUTIONS PRIOR TO THE TERMINATION DATE

3.1          No Distributions Prior to the Termination Date

Prior to the Termination Date, the Trustee shall not pay, transfer or apply the whole or any part or parts of the Trust Fund to or for the benefit of the Beneficiaries; provided, however, that in the event the Trust derives income, the Trustee shall, from time to time and at any time prior to the Termination Date, distribute to or pay or apply to or for the use or benefit of the Beneficiaries, pro rata, according to their respective interests in the Trust Fund, the net income of the Trust, as soon as practicable after the receipt of such income.

ARTICLE 4.
DISTRIBUTIONS ON THE TERMINATION DATE

4.1          Distribution of the Trust Fund on the Termination Date

On the Termination Date, the Trustee shall divide the Trust Fund and distribute, or otherwise make available, the Trust Fund to and among the Beneficiaries, pro rata, in accordance with their respective beneficial interests therein.

ARTICLE 5.
CONCERNING THE TRUSTEE

5.1          Fees and Expenses

(a)                                  The Trustee will have the power to incur and make payment of any charges or expenses which in the opinion of the Trustee are necessary or incidental to or proper for carrying out any of the purposes of this Deed and to pay appropriate compensation or fees (“reasonable administration expenses”) to persons with whom the Trustee has contracted or transacted business in relation thereto.

(b)                                 The Trustee shall be entitled to recover from Thomson Reuters Corporation the reasonable administration expenses of the Trustee and to be paid by Thomson Reuters Corporation fees as agreed to between the Trustee and Thomson Reuters Corporation from time to time. Any amount due under this section 5.1 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the rate charged by the Trustee from time to time and as agreed to between the Trustee and Thomson Reuters Corporation, payable on demand.  Such remuneration shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Deed shall be in course of administration by or under the direction of a court. Notwithstanding the foregoing, if the trusts of this Deed shall be in course of administration by or under the direction of a court, remuneration under this section 5.1 shall be payable only if the Trustee has not resigned, been terminated or has otherwise been discharged from the trusts and powers reposed in or conferred on it by this Deed.

5.2          Termination of the Trustee’s Appointment and Appointment of Successor Trustee

(a)                                  Subject to section 5.2(b), the Trustee’s position as trustee hereunder may be terminated by written notice to the Trustee given by Thomson Reuters Corporation, which notice shall take effect on the date specified therein (being no earlier than 30 days from the date of delivery of the notice to the Trustee) and shall specify the name of the successor trustee. The Trustee shall co-operate reasonably in effecting the transition to the successor trustee, who will be the Trustee for all purposes hereunder as at and from the date on which the prior Trustee’s position is terminated in accordance with the provisions of this section 5.2.

(b)                                 The Trustee shall not be removed in accordance with section 5.2(a) until a written consent of the successor trustee to become Trustee has been delivered to Thomson Reuters Corporation.

5.3          Resignation of Trustee

(a)                                  If the Trustee desires to resign and be discharged from the trusts and powers reposed in or conferred on it by this Deed, it shall provide not less than 60 days’ written notice thereof to Thomson Reuters Corporation and Thomson Reuters PLC.  At any time after receipt of such notice, Thomson Reuters Corporation shall appoint a successor trustee in the place and stead of the resigning Trustee.  Upon the written consent of the successor trustee to become Trustee, the resigning Trustee will be discharged from its office hereunder.

(b)                                 If no successor trustee shall have been appointed and consented to become Trustee within 60 days after delivery of the notice provided in section 5.3(a), the Trustee may petition any court of competent jurisdiction for appointment of a successor trustee.  The Trustee may charge all costs and expenses incurred by it in doing the foregoing to Thomson Reuters Corporation.

5.4          Vacancy

(a)                                 The term of office of the Trustee shall automatically terminate and a vacancy shall occur in the event of the bankruptcy or insolvency of the Trustee or upon the substantial and continuing inability of the Trustee to exercise its duties under this Deed which has continued for 10 days.

(b)                                 If a vacancy occurs in the office of the Trustee for any reason, Thomson Reuters Corporation shall by written instrument appoint a successor trustee to replace the Trustee.  If Thomson Reuters Corporation fails to make such appointment within 30 days of the occurrence of any vacancy, then the Trustee may make an application to any court of competent jurisdiction for appointment of a successor trustee. The Trustee may charge all costs and expenses incurred by it in doing the foregoing to Thomson Reuters Corporation.

(c)                                  Notwithstanding the foregoing, no vacancy shall operate to annul this Deed or affect the continuity of the Trust.

5.5          Merger, Consolidation and Amalgamation

Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated, or any company resulting from any merger, consolidation or amalgamation to which the Trustee is a party, or any company to whom the Trustee may transfer its trust business, will be a successor trustee under this Deed without need of any further action and the successor trustee undertakes to provide further confirmation of such to Thomson Reuters Corporation.

5.6          Successor Trustee; Automatic Amendment

(a)                                  Any successor trustee will become vested with all the estates, properties, rights, powers, duties, responsibilities and trusts of its predecessors in the Trust as if it had been originally named as Trustee pursuant to this Deed, but nevertheless, upon written request of Thomson Reuters Corporation or the successor trustee, the Trustee ceasing to act will, upon payment of all amounts due it under section 5.1, at the expense of the Thomson Reuters Corporation, do, make, execute, deliver or cause to be done, made, executed or delivered all such acts, documents, deeds or other instruments and things as may be necessary or desirable in order to more effectually assign, transfer and deliver to, and vest in, the successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of, and all property held by the Trustee so ceasing to act.

(b)                                 Each successor trustee shall be bound by the terms of this Deed to which its predecessor was a party without need of any further action and the successor trustee undertakes to provide such further confirmation to the Trustee and Thomson Reuters Corporation as may be requested.

(c)                                  Upon the Trustee ceasing to be the trustee of the Trust, this Deed will be automatically amended to delete any reference to the name of the Trustee so ceasing to be the trustee of the Trust and to substitute therefor the name of the successor trustee of the Trust.

5.7          Residency

The Trustee shall at all times be a resident of Canada for purposes of the Income Tax Act (Canada).

5.8          No Additional Assets

Neither the Settlor nor any other person may at any time add additional assets to the Trust Fund.

5.9          Confidentiality

The Trustee will treat as confidential all information relating to the Trust and the Trust Fund obtained by it in its capacity as trustee of the Trust.

5.10        Powers

The Trustee shall administer the Trust Fund for the benefit of the Beneficiaries. In administering the Trust Fund, the Trustee shall have such powers as are necessary to perform its obligations under this Deed and the Special Voting Share Agreement; provided, however, that the Trustee shall not engage in any activity, in relation to the Trust, other than as required or authorized by this Deed.  In particular, the Trustee shall not and shall not cause the Trust to:

(a)                                  invest any proceeds (if any) received by the Trustee from holding the Trust Fund, but shall promptly distribute all such proceeds to the Beneficiaries pursuant to the terms of this Deed, except as allowed pursuant to the principles set forth in Rev. Rul. 75-192 1975-1 C.B. 384, as amended or modified by subsequent changes in applicable law;

(b)                                 except as required by this Deed or the Thomson Reuters PLC Articles, Deal in the Trust Fund, including without limitation the Special Voting Share;

(c)                                  acquire any assets other than as expressly provided herein;

(d)                                 vary the investment of the Trust or engage in any business or activity which would cause the Trust to be required to be registered under the Investment Company Act or which would cause the Trust to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes;

(e)                                  incur any indebtedness for borrowed money or issue any other debt;

(f)                                    issue any additional class of indebtedness for borrowed money or issue any other debt; or

(g)                                 issue any additional class of beneficial interest in the Trust.

5.11        Duties in Connection with the Special Voting Share

For so long as the Special Voting Share forms the Trust Fund, the Trustee shall perform its obligations under the Special Voting Share Agreement.  Other than as set forth in this section 5.11, prior to the Termination Date, the Trustee’s only duty in respect of the Special Voting Share shall be to retain the Special Voting Share in trust.  For greater certainty, prior to the Termination Date, the Trustee shall have no power to Deal with the Special Voting Share.

5.12        Tax Treatment

Subject to section 5.11, the Trustee shall always act in a manner that permits the Trust to be classified for U.S. federal, state and local income tax purposes either as an agency or as an “investment trust” under the Code and Treasury Regulation 301.7701-4 (c) and, without limitation, as a grantor trust under Subpart E, Part I of Subchapter J of the Code for U.S. federal, state and local income tax purposes, and not as a trust or association taxable as a corporation or as a partnership.  The provisions of this Deed shall be interpreted to further this intent and powers granted as well as obligations undertaken pursuant to this Deed shall be construed so as to further such intent.

5.13        Information Reporting and Withholding

The Trustee shall comply with United States federal withholding and backup withholding tax laws and information reporting requirements with respect to any payment to Beneficiaries in respect of the Trust.

Article 6.
STANDARD OF CARE, LIMITATION OF LIABILITY
AND RELATED MATTERS

6.1          Standard of Care

The Trustee shall exercise its powers and carry out its obligations hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Beneficiaries and in connection therewith will exercise that degree of care, diligence, and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder.  Unless otherwise required by applicable law, the Trustee will not be required to give a certificate, surety or security in any jurisdiction for the performance of any duties or obligations hereunder.  The Trustee will not be required to devote its entire time to the Trust activities.

6.2          Limitation of Liability of the Trustee

(a)                                  The Trustee shall have no personal liability whatsoever:

(i)                                     in tort, contract or otherwise, in connection with the Trust Fund or the Special Voting Share Agreement, to the Beneficiaries or to any other person, for any action taken or permitted by it to be taken or for its failure to take any action including, without limitation, the failure to compel in any way any former or acting trustee of the Trust to redress any breach of trust in respect of the execution of the duties of its office or in respect of the Trust Fund or the Special Voting Share Agreement; or

(ii)                                 for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of theTrust Fund,

and no property or assets of the Trustee, owned in its personal capacity, will be subject to levy, execution, or other enforcement procedure with regard to any obligation under this Deed other than the obligations referred to in this section 6.2; provided that the foregoing limitations will not apply in respect of any action or failure to act arising from or in connection with the wilful misconduct by or gross negligence of the Trustee or failure by the Trustee to comply with the standard of care referred to in section 6.1.

(b)                                 Except to the extent provided in this section 6.2, the Trustee will not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust, arising out of anything done or permitted by it to be done or its failure to take any action in respect of the execution of the duties of its office or for or in respect of the Trust Fund or the Special Voting Share Agreement.

6.3          Indemnification of the Trustee

The Trustee, its directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever, including, without limitation, legal fees and disbursements on a solicitor client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as Trustee or which it sustains or incurs in or about or in relation to the Trust Fund.  The foregoing provisions of this section 6.3 do not apply to the extent that in any circumstances there has been wilful misconduct or gross negligence by the Trustee or its directors, officers, employees or agents.  Notwithstanding any other provision hereof, this indemnity will survive the removal or resignation of the Trustee, the termination of this Deed and the termination of any trust created hereby.

6.4          Not Acting in Individual Capacity

In accepting the trusts hereby created, the Trustee shall be acting solely as the trustee of the Trust hereunder and not in its individual capacity except where it is expressly provided hereunder.

6.5          Reliance upon Documents

The Trustee may rely and act upon and shall not incur any liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, bond, report, opinion, certificate or other document or paper reasonably believed by it in good faith to be genuine and reasonably believed by it in good faith to be signed by the proper party or parties.  The Trustee may accept in good faith a certified copy of a resolution of the board of directors or other governing body of any corporate body as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect.  As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof in taking action or omitting to take action rely on an officer's certificate of the relevant party as to such fact or matter, and such officer's certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

6.6          Reliance upon Advice

In the administration of the trusts hereunder, the Trustee may execute any of the trusts or powers hereof and perform its powers and duties hereunder directly or through agents or attorneys, and may consult with and rely and act upon counsel, accountants, other professional advisors and other skilled persons selected and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written advice or opinion within the scope of the competence of any such counsel, accountants, other professional advisors or other skilled persons and not contrary to any express and unambiguous provision in this Deed (if, as applicable, such counsel, accountants, other professional advisors or other skilled person was aware that the Trustee was receiving and relying upon advice in its capacity as the trustee of the Trust).  The Trustee shall not be liable for the default, misconduct or negligence of any agent or attorney appointed and supervised by it with due care and consistent with its standard of care in section 6.1.

6.7          Outside Businesses

The Trustee may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Trust, and neither Thomson Reuters Corporation nor the Beneficiaries shall have any right by virtue of this Deed in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Trust, shall not be deemed wrongful or improper.  The Trustee may engage or be interested in any financial or other transaction with Thomson Reuters Corporation, Thomson Reuters PLC or the Beneficiaries, or may act as depositary for, trustee or agent for, or act on any committee or body of holders of, securities or other obligations of Thomson Reuters Corporation, Thomson Reuters PLC or the Beneficiaries.

6.8          Provisions Regarding Liability

Subject to section 6.2 and section 6.4, any written instrument creating an obligation of the Trustee will be conclusively deemed to have been executed by the Trustee only in its capacity as trustee of the Trust and:

(a)                                  any and all of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations made on the part of the Trustee therein are made and intended not as personal representations, warranties, undertakings, covenants, indemnities, agreements and other obligations by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity and are made and intended for the purpose of binding only the property and assets of the Trust or a specific portion thereof;

(b)                                 no property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise are intended to be subject to levy, execution or other enforcement procedures with regard to any of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trust or the Trustee thereunder; and

(c)                                  no recourse is intended to be had or taken, directly or indirectly against the Trustee in its personal capacity, or any director, officer, employee or agent of the Trustee with regard to the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trust or the Trustee thereunder.

6.9          Protection of Trustee

(a)                                  The Trustee shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

(b)                                 Notwithstanding anything contained herein to the contrary, the Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.

(c)                                  The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof.

(d)                                 The Trustee shall not be required to take notice of any failure by it in the exercise of its powers or the carrying out of its obligations hereunder (a “default”), unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee. In the absence of any such notice, the Trustee may for all purposes of this Deed conclusively assume that no default has been made, and no such notice shall in any way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to such default.

ARTICLE 7.
MISCELLANEOUS

7.1          Notices

(a)                                  Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada (attention: Manager, Corporate Trust), or if sent by facsimile transmission (with receipt confirmed) to Computershare Trust Company of Canada at 416.981.9777. The Trust may from time to time notify Thomson Reuters Corporation and Thomson Reuters PLC of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trust for all purposes of this Deed.

(b)                                 Any notice to Thomson Reuters Corporation under the provisions hereof shall be valid and effective if delivered to Thomson Reuters Corporation, Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario,

M5K 1A1, Canada (attention: General Counsel), or if sent by facsimile transmission (with receipt confirmed) to Thomson Reuters Corporation at [fax number].  Thomson Reuters Corporation may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Thomson Reuters Corporation for all purposes of this Deed.

(c)                                  Any notice to Thomson Reuters PLC under the provisions hereof shall be valid and effective if delivered to Thomson Reuters PLC, First Floor, The Quadrangle, 180 Wardour Street, London W1A 4YG, United Kingdom (attention: General Counsel), or if sent by facsimile transmission (with receipt confirmed) to Thomson Reuters PLC at [fax number].  Thomson Reuters PLC may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Thomson Reuters PLC for all purposes of this Deed.

(d)                                 All notices provided pursuant to this section 7.1 shall be deemed to have been validly given at the time of delivery or transmission if it is received by the applicable addressee prior to 4:00 p.m. (Toronto time) on a business day, failing which it shall be deemed to have been given on the next business day.

7.2          Successors and Assigns

All covenants and agreements in this Deed by the Trustee shall bind and inure to the benefit of its successors and assigns, whether or not so expressed.

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IN WITNESS WHEREOF the parties have hereunto executed this Deed.

SIGNED, SEALED AND DELIVERED in the presence of	)
)
)
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	)	Settlor

	)	COMPUTERSHARE TRUST COMPANY OF CANADA
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	)	by:
	)	Name:
	)	Title:
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	)	by:
	)	Name:
	)	Title:

SCHEDULE “A”

SPECIAL VOTING SHARE AGREEMENT